SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)*

TransCode Therapeutics, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

89357L204

(CUSIP Number)

R. Michael Dudley

TransCode Therapeutics, Inc.

6 Liberty Square, #2382

Boston, MA 02109

(857) 837-3099

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 9, 2023

(Date of Event Which Requires Filing of Statement on Schedule 13D)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), checking the following box.  ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1)	Name of Reporting Persons: Robert Michael Dudley
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): PF
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 111,534 (1)(2)
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 111,534 (1)(2)
	(10)	Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 111,534 (1)(2)
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 6.0% (3)
(14)	Type of Reporting Person (See Instructions): IN
(1)	Consists of (i) 63,655 shares of Common Stock held directly by the Reporting Person and (ii) 47,879 shares issuable to the Reporting Person upon exercise of stock options exercisable within 60 days of this Statement.
(2)	On May 22, 2023, the Issuer effected a 1-for-20 reverse stock split, as a result of which every twenty issued and outstanding shares of Common Stock immediately prior to the effective time were automatically converted into one issued and outstanding share of Common Stock (the “Reverse Stock Split”). Unless otherwise indicated, all numbers herein are presented on a post-Reverse Stock Split basis.
(3)	Percentage ownership is calculated based on (i) 1,801,167 shares of Common Stock outstanding as of June 15, 2023, as provided by the Issuer to the Reporting Person, plus (ii) 47,879 shares of Common Stock underlying stock options held by the Reporting Person that are exercisable within 60 days, which are deemed outstanding pursuant to SEC Rule 13-3(d)(1)(i).

EXPLANATORY STATEMENT

This Amendment No. 1 (this “Amendment”) amends and supplements the statement on Schedule 13D originally filed by the Reporting Person on December 20, 2022 (the “Original Schedule 13D”). Unless otherwise indicated, each capitalized term used but not defined in this Amendment shall have the meaning assigned to such term in the Original Schedule 13D. On May 22, 2023, the Issuer effected a 1-for-20 reverse stock split, as a result of which every twenty issued and outstanding shares of Common Stock immediately prior to the effective time were automatically converted into one issued and outstanding share of Common Stock (the “Reverse Stock Split”). Unless otherwise indicated, all numbers herein are presented on a post-Reverse Stock Split basis.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 of the Original Schedule 13D is hereby amended and restated as follows:

The information set forth or incorporated by reference in Item 6 of this Amendment is incorporated by reference into this Item 3.

The 63,655 shares of Common Stock held directly by the Reporting Person were purchased for an aggregate of $130,949.11 (excluding commissions and other execution-related costs) using personal funds.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

Item 5(a)-(c) of the Original Schedule 13D is hereby amended and restated as follows:

(a)-(b) The information set forth in rows 7 through 13 of the cover pages to this Amendment is incorporated by reference.

The Reporting Person beneficially owns an aggregate of 111,534 shares of Common Stock, which consists of (i) 63,655 shares of Common Stock held directly by the Reporting Person and (ii) 47,879 shares of Common Stock issuable to the Reporting Person upon exercise of stock options exercisable within 60 days of this Amendment, representing approximately 6.0% of the outstanding shares of Common Stock. The percent of class was calculated based on (i) 1,801,167 shares of Common Stock outstanding as of June 15, 2023, as provided by the Issuer to the Reporting Person, plus (ii) 47,879 shares of Common Stock underlying stock options held by the Reporting Person that are exercisable within 60 days, which are deemed outstanding pursuant to SEC Rule 13-3(d)(1)(i).

(c) On June 9, 2023, the Reporting Person acquired an aggregate of 19,000 shares of Common Stock on the open market, for an average price per share of $2.76. In addition, during the 60 days preceding this Amendment (and including through the date of this filing), the Reporting Person acquired beneficial ownership of 3,938 shares of Common Stock underlying stock options subject to vesting, which options are further described in Item 6 below.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 of the Original Schedule 13D is hereby amended and restated as follows:

The Reporting Person is and will be entitled to receive compensation and other benefits as Chief Executive Officer of the Issuer. In such capacity, he may also be granted equity awards with respect to the Issuer’s Common Stock from time to time. The Reporting Person currently holds stock options to purchase an aggregate of 91,192 shares of Common Stock at exercise prices ranging between $5.67 and $49.00 per share. The equity plans under which such awards have been granted and the form of award agreements representing such equity awards were previously filed as Exhibits 99.1 and 99.2 to the Original Schedule 13D, and are incorporated by reference into this Item 6 in their entirety.

SIGNATURE

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: June 16, 2023

/s/ Robert Michael Dudley
ROBERT MICHAEL DUDLEY